Shareholder Meeting Results
 (Unaudited)
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May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

  Votes for       Votes against  Abstentions

  134,096,654     5,268,340      9,685,521


All tabulations are rounded to the nearest whole number.